UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________) *

Innovative Card Technologies, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

45773R100
(CUSIP Number)

May 5, 2005
Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ____________	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Luc Berthoud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Inapplicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,502,000(1)
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 1,502,000(1)
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 750,000 shares of common stock held by Merco Trustees (BVI) Limited, Trustees of Berthoud Family Trust.
(2) Includes collectively those shares of common stock described in footnote (1) above.

Item 1.

(a)	Name of Issuer - Innovative Card Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices - 11601 Wilshire Blvd., Suite 2160, Los Angeles, CA 90025

Item 2.

(a)	Names of Person Filing - Luc Berthoud
(b)	Address of Principal Business Office or, if none, Residence -
c/o Ebel Strasse 46, 8044 Zurch, Switzerland
(c)	Citizenship or Place of Organization - Switzerland
(d)	Title of Class of Securities - Common Stock

Item 3.

(a)	☐ Broker or Dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in section 3(a)(19) of the act
(d)	☐ Investment Company registered under section 8 of the Investment Company Act
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-l(b)(l)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with §240.13d-l(b)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(J)

Item 4.  Ownership

(a)
Amount Beneficially Owned - Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of, and therefore beneficially own, 1,502,000 shares of common stock.

(b)
Percent of Class - The shares of common stock beneficially owned in the aggregate by Reporting Person represent approximately 6.8% of such class, which is based upon 22,00,066 shares of common stock outstanding as of June 1, 2006.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote - Reporting Person has the sole power to vote or to direct the vote of 1,502,000 shares of common stock.

(ii)	shared power to vote or to direct the vote - Not applicable.

(iii)	sole power to dispose or to direct the disposition of - Reporting Person has the sole power to vote or to direct the vote of 1,502,000 shares of common stock.

(iv)	shared power to dispose or to direct the disposition of - Not applicable.

Item 5.  Ownership of 5 Percent or Less of a Class

Inapplicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

Inapplicable.

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certification

Inapplicable.

SIGNATURES

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: June 15, 2006

Signature: /s/ Luc Berthoud
Luc Berthoud

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)